UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

PIEDMONT OFFICE REALTY TRUST, INC.

(Name of Subject Company)

Series C (PDM B-3) of Tender Investors, LLC,

which is managed by

Tender Investors Manager LLC,

whose sole member is

Apex Real Estate Advisors, LLC

 (Name of Filing Persons - Offerors)

SHARES OF CLASS B-3 COMMON STOCK, PAR VALUE $0.01

(Title of Class of Securities)

720190 503

(CUSIP Number of Class of Securities)

Brent Donaldson

Series C (PDM B-3) of Tender Investors, LLC,

a Delaware series limited liability company

c/o Tender Investors Manager, LLC

6114 La Salle Ave., #345

Oakland, CA 94611

Tel: 510.619.3636

Fax: 925.403.7967

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation*                      Amount of Filing Fee                         $5,880

$29,400,000

*For purposes of calculating the filing fee only. Assumes the purchase of 2,100,000 Shares at a purchase price equal to $14.00 per Share in cash.

☐            Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                Amount Previously Paid:

                Form or Registration:

                Number:

                Filing Party:

                Date Filed:

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒            third party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to Rule 13e-4.

☐            going private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

TENDER OFFER

This Tender Offer statement on Schedule TO relates to the offer (the “Offer”) commenced on August 3, 2010 (the “Offer Date”) to purchase up to 2,100,000 shares of Class B-3 common stock (the “Shares”) of Piedmont Office Realty Trust, Inc. (the “Company”), the subject company, at a purchase price equal to $14.00 per Share, in cash upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 3, 2010 (the “Offer to Purchase”) and in the related Assignment Form, copies of which are attached hereto as Exhibits (a)(1), (a)(2) and (a)(3) respectively. The Offer, withdrawal rights, and proration period will expire at 11:59 P.M., Eastern Time, on October 15, 2010 (the “Expiration Date”) unless the Offer is extended.  Shareholders who tender their Shares will not be obligated to pay any Company transfer fees, or any other fees, expenses or commissions in connection with the tender of Shares, unless such a fee or commission is charged by the tendering shareholder’s broker, dealer, commercial bank, trust company or other nominee.  The Purchaser will pay all such costs and all charges and expenses of Tender Manager Depositary, LLC (the “Depositary”), as depositary in connection with the Offer.

Tender of Shares will include the tender of any and all securities into which the Shares may be converted and any securities distributed with respect to the Shares from and after August 3, 2010.  Tendering shareholders will retain the right to any dividends that are accrued and unpaid through the date the transfer of the Shares purchased pursuant to the Offer is registered in the stock transfer books of the Company (the “Record Transfer Date”) and any such dividends will be paid by the Company directly to the tendering shareholders.  Any dividends declared after the Record Transfer Date, pursuant to the terms of the Offer and as set forth in the Assignment Form, are assigned by tendering shareholders to the Purchaser.  The Purchaser is entitled to all proceeds that are paid on or after the Record Transfer Date from or as a result of any claim, litigation, class or derivative action brought by or for the benefit of the tendering shareholders with respect to the transferred Shares, regardless of when the claims asserted and such action accrued.  If at least ten business days do not remain in the offer at the time such a distribution is announced, then the Offer will be extended for ten business days after such distribution is announced.

The manager of the Purchaser is Tender Investors Manager, LLC, a Delaware limited liability company (the “Manager”).  The sole member of the Manager is Apex Real Estate Advisors, LLC, a Delaware limited liability company (“Apex”).  The Manager and Apex can each be deemed, along with the Purchaser, to be bidders and, as such, this Schedule TO is being filed on behalf of all of them.  None of the Purchaser, the Manager or Apex or their affiliates have previously conducted a tender offer for the Company’s Shares.

The Company had 39,692,788 Shares outstanding as of May 10, 2010, according to its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2010. None of the Purchaser, the Manager, Apex or their affiliates own any Shares.  The 2,100,000 Shares subject to the Offer constitute approximately 5.3% of the outstanding Shares.  Consummation of the Offer, if all Shares sought are tendered, would require payment by the Purchaser of approximately $29,400,000 in aggregate purchase price. The Purchaser intends to fund the purchase price through contributions made by its members, subject to the Financing Contingency, as described in detail in Section 12 --- Source of Funds of the Offer to Purchase dated August 3, 2010 and incorporated herein by reference.

The address of the Company’s principal executive offices is 11695 Johns Creek Parkway, Ste. 350, Johns Creek, Georgia 30097, and its phone number is (770) 418-8800.

Items 1 through 11.

The information in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to Items 1 through 11 of this Statement, except as set forth above or below.

Item 12.  Exhibits.

(a)(1) Offer to Purchase dated August 3, 2010

(a)(2) Assignment Form

(a)(3) Form of Letter to Shareholders dated August 3, 2010

(a)(4) Form of Advertisement in Investor’s Business Daily

(b)-(h) Not applicable

Item 13.  Information Required by Schedule 13E-3.

Not applicable

SIGNATURES

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 3, 2010

SERIES C (PDM B-3) OF TENDER INVESTORS, LLC,
A DELAWARE SERIES LIMITED LIABILITY COMPANY

By:   Tender Investors Manager, LLC
Its:    Manager

By:   Apex Real Estate Advisors, LLC

Its:    Manager

            /s/Brent R. Donaldson

By:     Brent Donaldson

Its:      Managing Principal

EXHIBIT INDEX

Exhibit	Description
(a)(1)	Offer to Purchase dated August 3, 2010

(a)(2)	Assignment Form
(a)(3)	Form of Letter to Shareholders dated August 3, 2010

(a)(4)	Form of Advertisement in Investor’s Business Daily